SUPPL

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
W
549

02034611

SEC MAIL PROCESSING
RECEIVED
JUN 03 2002
WASH. D.C. 155 SECTION

Madrid, May 2002

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1.- Telepizza sends information regarding 2002
First Quarter results, filed with the CNMV dated on 05/10/2002.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Very truly yours

Igor Albiol
Controller Director

dw 6/12

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 05/10/2002 **Other Information number 12369**

- Tele Pizza submits a presentation regarding 2002 first quarter results.

2002 First Quarter Results

May 2002

Chain Sales

	1Q 2002	1Q 2001	1Q 2002 vs 1Q 2001
Spain	**77.79**	**78.49**	**-0.9%**
Portugal	8.08	7.59	6.4%
Poland	5.85	5.38	8.7%
Chile	2.45	2.36	3.9%
International Subtotal	**16.38**	**15.33**	**6.8%**
SUBTOTAL SALES	**94.17**	**93.82**	**0.4%**
Franchise Countries			
Mexico *	1.23	5.88	-79.1%
France	1.22	1.15	6.1%
Not Operating Countries	**0.00**	**0.95**	
TOTAL SALES	**96.62**	**101.80**	**-5.1%**

*49 operating months in 1Q02 compares with 366 operating months in 1Q01

Millions of euros

TELEPIZZA®

Profit and Loss Account

	1Q 2002	%	1Q 2001	%	1Q 2002 vs 1Q 2001 %
Turnover	72.20	100.0%	81.87	100.0%	-11.8%
Other operating income	3.39	4.7%	3.37	4.1%	0.6%
Total Operating Income	**75.59**	104.7%	**85.24**	104.1%	**-11.3%**
Cost of goods sold	**-21.70**	-30.1%	**-23.42**	-28.6%	-7.3%
Gross Margin	**53.89**	74.6%	**61.82**	75.5%	**-12.8%**
Personnel Cost	-22.88	-31.7%	-28.46	-34.8%	-19.6%
Other Operating expenses	-18.49	-25.6%	-20.07	-24.5%	-7.9%
EBITDA	**12.52**	17.3%	**13.29**	16.2%	**-5.8%**

Millions of euros

TELEPIZZA®

EBITDA Trend


15.00
10.00
5.00
0.00
13.29
12.52
1 Q 01
1Q 02


15.00
10.00
5.00
0.00
12.09
12.52
4 Q 01
1Q 02

Millions of euros

TelePizza®

Profit and Loss Account

	1Q 2002	%	1Q 2001	%	1Q 2002 vs 1Q 2001
EBITDA	**12.52**	**17.3%**	**13.29**	**16.2%**	**-5.8%**
Depreciation and amortization	-5.31	-7.4%	-5.15	-6.3%	3.0%
EBIT	**7.21**	10.0%	**8.14**	9.9%	**-11.4%**
Financial Result	**-1.44**	**-2.0%**	**-1.87**	**-2.3%**	**-22.9%**
Share in results from comp. conso. under the equity method	-0.24	-0.3%	-0.60	-0.7%	-59.4%
Negative consolidation difference reverted	0.00	---	0.00	---	---
Amortization of consolidated goodwill	-0.37	-0.5%	-0.37	-0.5%	0.0%
ORDINARY PROFIT	**5.15**	**7.1%**	**5.29**	**6.5%**	**-2.7%**
Extraordinary result	**-1.67**	**-2.3%**	**-0.64**	**-0.8%**	**160.3%**
CONSOLIDATED PROFIT BEFORE TAXES	**3.48**	**4.8%**	**4.65**	**5.7%**	**-25.2%**
Income Tax	-1.21	-1.7%	-1.61	-2.0%	-25.1%
CONSOLIDATED NET PROFIT	**2.27**	**3.1%**	**3.04**	**3.7%**	**-25.2%**
Profit allocated to minority interests	-0.14	-0.2%	-0.13	-0.2%	7.8%
PROFIT ALLOCATED TO THE PARENT COMPANY	**2.14**	**3.0%**	**2.91**	**3.6%**	**-26.7%**

Millions of euros

TELEPIZZA®

Store Situation

	March - 2002	Dec - 2001
SPAIN	**533**	**539**
Traditional concept + ministores	525	532
Restaurants	8	7
INTERNATIONAL	**310**	**328**
Portugal	53	53
Poland	70	70
Chile	26	26
SUBTOTAL	**149**	**149**
Mexico	132	132
France	29	31
U.K.	0	13
Morocco	0	3
SUBTOTAL	**161**	**179**
TOTAL	**843**	**867**

TELEPIZZA®

Store Situation

	March - 2002	Dec - 2001
SPAIN	**533**	**539**
Company Owned Stores	263	280
Franchised Stores	270	259
INTERNATIONAL	**310**	**328**
Company Owned Stores	135	142
Franchised Stores	175	186
TOTAL	**843**	**867**

TELEPIZZA®

Checks made through the Databases
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 05/10/2001 **Outstanding fact number 35084**

- Tele Pizza submits a copy of the information regarding 2002 first quarter results where it informs of having obtained a net profit of 2.1 million of euros.

QUARTERLY INFORMATION REGARDING:

QUARTER **First** YEAR **2002**

Corporate name:
Tele Pizza, S.A.

Registered offices:
C/ AZALEA, 1 EDIF. F; MINIPARC 1 SOTO DE LA MORALEJA (MADRID)

Fiscal ID No.
A78849676

Persons assuming liability for this information, offices they hold and identification of the powers or capacities under which they may represent the company:

D. Fernando Zapater
CHIEF EXECUTIVE OFFICER

Signature:

A) QUARTERLY SAMPLE OF PROFIT AND LOSS

Uds.: Euro thousand

		INDIVIDUAL		CONSOLIDATED	
		Current year	Last year	Current year	Last year
TURNOVER (1)	0800	45,727	46,509	72,198	81,873
PROFIT BEFORE TAX	1040	-1,294	1,575	3,481	4,654
PROFIT FOR THE YEAR	1044	-650	1,232	2,273	3,043
Profit allocated to minority interests	2050			-138	-128
PROFIT ALLOCATED TO THE PARENT COMPANY	2060			2,135	2,915
SHAREHOLDERS' EQUITY	0500	6,708	6,708		
AVERAGE No. OF EMPLOYEES	3000	2,974	3,695	7,323	10,624

B) BUSINESS DEVELOPMENT
(Though simply outlined due to the summary nature of this quarterly information, the comments to be included in this section should allow investors make a sufficient opinion about the activities carried out by the company and of the results obtained during the period covered by this quarterly information, as well as about its financial and patrimonial situation and other essential data about the general status of the affairs of the company).

B) BUSINESS DEVELOPMENT

(Though simply outlined due to the summary nature of this quarterly information, the comments to be included in this section should allow investors make a sufficient opinion about the activities carried out by the company and of the results obtained during the period covered by this quarterly information, as well as about its financial and patrimonial situation and other essential data about the general status of the affairs of the company).

TelePizza Group has obtained in the first Quarter 2002 an EBITDA (Earnings before interests, taxes and amortization) in the amount of 12.52 million euros, which means an decrease of 5.8% with respect to the 13.29 million euros reached in the same period 2001.

This result means also an increase of 3.6 per cent when compared with the 12.09 million euros reported during the fourth quarter 2001, and this quarter of 2002 is the second quarter in a row in which an increase of EBITDA is reported.

The system sales in Spain, including the revenues from the company-owned stores and franchised stores, decreased slightly by 0.9 per cent in the first quarter 2002 with respect to the same period last year, reaching the amount of 77.79 million euros.

The franchising actitivity means that the revenues coming from the franchised stores in Spain and abroad, are not consolidated within the Telepizza accounts. Therefore, this fact affects the comparability of the turnover amount, 75.59 million of euros, reported in the first quarter 2002 with the one reported in First Quarter 2001, 85.24 million euros, as this amount included the revenues from stores which are now franchised. Likewise, in the international area, apart from the agreements reached in Mexico and France for their development with a local partner, another issue to take into account is the excluding from the consolidation scope of the sales coming from U.K and Morocco, as the Company discontinued its activity in said countries at the begining of 2002.

TelePizza has decided to focus its activity on those countries which are reporting adequate profitability. System sales in Portugal, Poland and Chile have increased 6.8% with respect to the same period in 2001, reaching 16.38 million of euros.

Summing up, at the end fo the first quarter 2002, TelePizza had 445 franchised stores and 398 company owned stores.

Finally, Net profit in the first quarter 2002 amounted to 2.14 million euros, which compares whith the 2.91 million euros reported in the same period 2001.

In Spain, during the first quarter, the Company has continued with the innovation policy launching the "TelePizza Base Doble" and offering the only pizza in the market stuffed with cheese.This pizza has reported good figures.

The Information system area has been a key area and progress has been made in the improvement of the information system programs in the stores and in the implementing of new tools,as the Datawarehouse, to get a better knowledge of the customers.

The company ends this period with 843 stores, 533 in Sapin and 310 abroad.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

B) BUSINESS DEVELOPMENT

(Though simply outlined due to the summary nature of this quarterly information, the comments to be included in this section should allow investors make a sufficient opinion about the activities carried out by the company and of the results obtained during the period covered by this quarterly information, as well as about its financial and patrimonial situation and other essential data about the general status of the affairs of the company).

Regarding the tax credits in the amount of 6.8 million euros, that the Company has recognised in its audited consolidated financial statements at 12/31/02, the Company informs that the Group has a project to make a companies reorganization so that as of 12/31/02, 4.1 million euros are expected to be offset, being said amount stated in the annual accounts.

Regarding the management of the working capital, it is noticeable that as of 12/31/2001 the Company showed in current liabilities under the heading of "amounts owed to credit institutions" the amount of 72.7 million euros. The breakdown of said amount goes as follows; 21.4 million euros corresponding to the amortization of the syndicated loan and the rest corresponds to different short- term credit lines.The Company has the intention to renew said credit lines.The amortization of the symdicated loan does not necessarily imply that an increase in the short-term company's indebtedness will occur.

The other items of the working capital are characteristic of the sector, the Company does not expect any significant changes along the year.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

III. BASES FOR THE PRESENTATION AND EVALUATION RULES

(For the preparation of the data and information of a financial-accounting nature included within this public, periodic information, such criteria, evaluation rules and accounting principles as contained in the regulations in force regarding information of a financial-accounting nature to be incorporated in the annual accounts and intermediate financial statements of the industry to which the entity belongs shall be applied. Given the rare case, if any, that the accounting principles and criteria generally accepted and required by the applicable rules in force were not applied, such fact shall be pointed out and sufficiently argued, with explanations about the consequences that this failure might have on the assets, the financial situation and the results of the company or its consolidated group. Additionally and to a similar extent, any amendment that, where appropriate and with respect to the latest audited annual accounts, might have been introduced in the accounting principles used for the preparation of the information attached hereto, shall be recorded and accounted for. In the event that the same accounting principles, criteria and policies as used for the latest annual accounts have been applied and if the same comply with the provisions of the accounting rules in force applicable to the entity, please specify it).

To the exclusion of the paragraphs below, the same criteria and accounting principles taken into account for the consolidated annual accounts of the previous financial year closed as of 31 December 2000 have been applied hereto, the same complying with the rules in force.

The figure reported under the turnover heading for 1Q 2001 has been modified according to the criterion (detailed below) reported to the CNMV in the first semester 2001.

Net turnover amount includes the royalties and any other amount coming from the franchising activity of the Group. These items used to be included under the other operating income line. The reclasification is made due to the higher weight of the franchising activity within the Group activities.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

D). DIVIDENDS DISTRIBUTED DURING THE PERIOD:
(Any dividend distributed since the beginning of the fiscal year will be mentioned).

		% on joint stock	Euros per share	Amount (thousand euros)
1. Common Stock	3100	-	-	-
2. Preferred Stock	3110	-	-	-
3. Shares with no voting rights	3120	-	-	-

Additional information about the distribution of dividends (prepayments, supplementary, etc.)

X. SIGNIFICANT FACTS (*)

		YES	NO
1. Acquisitions or transfers of shares in the joint stock of listed companies qualifying the duty to inform as provided for in Sec. 53 of the LMV (Stock Exchange Act) (5 per cent and multiples).	3200		X
2. Acquisition of treasury stock qualifying the duty to inform in compliance with the additional provision no. 1 of the LSA (Public Limited Liability Companies Act) (1 per 100).	3210		X
3. Other significant increases or decreases of fixed assets (stakes above 10% in unlisted companies, in important material investments or disinvestment, etc.)	3220		X
4. Increases and reductions of the joint stock or of the securities' value.	3230		X
5. Issues, refunds or cancellation of loans.	3240		X
6. Changes in Managers or in the Board of Directors.	3250		
7. Amendments of the Articles of Association.	3260		X
8. Conversions, mergers or splits.	3270		X
9. Changes in the institutional regularisation of the trade, with a significant effect on the economic or financial situation of the company or of the Group.	3280		X
10. Litigation, suits or other proceedings that may significantly affect the situation of the estate of the Company or Group.	3290		X
11. Insolvency proceedings, temporary receivership, etc.	3310		X
12. Special limitation, transfer or total or partial waive agreements regarding political and economic rights derived from the shares in the Company.	3320		X
13. Strategic agreements with national and international groups (exchange of share packages, etc.)	3330	X	
14. Other significant facts.	3340		X

(*) Mark with an "X" the appropriate box; in the event of answering "yes", attach an explanatory annex with details on the date of communication to the CNMV and the SRVB.

F) EXPLANATORY ANNEXE FOR SIGNIFICANT FACTS

As of 22nd of January 2002, Tele Pizza informs that, as of 01/18/02, the company has signed a promissory purchase contract with the entity COMMERZ GRUNDBESITZ SPEZIALFONDS Gmbh, regarding a building under development.

As of 1st of February 2002, TelePizza send information regarding:

The opening of a TelePizza free stander and four multi-brand outlets TelePizza / Pollo Campero in the city of guatemala as a result of the agreements reached with the Pollo Campero Group for the development of TelePizza in Central America.

Tele Pizza S.A and the Greek company Goody's S.A. have decided in mutual agreement to suspend the joint plans that would have been developed through the Greek company Tele Pizza Hellas.

TelePizza has discontinued its operations in U.K and Morocco. This decision is part of the company's strategy of focusing its development abroad in those areas which are showing adequate profitability.

As of 1st of March, The Company submits a copy of de information regarding 2001 results.
The company obtained a net profit of 5.13 million euros, which means an increase of 1.8% with respect to the 5.04 million euros reported in 2000.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

INSTRUCTIONS FOR FILLING IN THE QUARTERLY SAMPLE OF PROFIT AND LOSS

(GENERAL INFORMATION)

-.Except as otherwise provided for, the requested figures shall be expressed in million euros, with no decimals, and the same being rounded off.

-.Negative amounts shall bear a minus sign (-) in front of the relevant number.

-.Except as otherwise provided for, each datum expressed with figures shall be given together with the datum for the previous fiscal year.

-. **Definitions:**

(1) The net turnover amount shall include the amounts for the sale of products and for the rendering of services related to the ordinary businesses of the company, less any allowances or other deductions on sales, as well as the value added tax and other taxes directly related with the said turnover amount.